Global Markets & Investment Banking
Bank of America Tower
One Bryant Park – 8th Floor
New York, New York 10036 646-855-6780

October 16, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AGA Medical Holdings, Inc.
Common Stock
Registration Statement No. 333-151822

Gentlemen:

We hereby join the Company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. EDT on October 20, 2009 or as soon thereafter as possible, pursuant to Rule 430A.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus dated October 5, 2009:

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	10,319
Dealers	1
Individuals & Corporations	367
MLPF&S Inc. Branch Offices	2,333
Total	13,041	Copies

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
LEERINK SWANN LLC
WELLS FARGO SECURITIES, LLC
NATIXIS BLEICHROEDER INC.

As Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Hugh H. Haynes
Hugh H. Haynes
Authorized Signatory